04024552

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Rock Energy Inc.

*CURRENT ADDRESS Suite 2400 Altius Centre
500 4th Street SW,
Calgary, AB, Canada T2P 2V6

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 27 2004
THOMSON FINANCIAL

FILE NO. 82- 34785 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: Michael Prawn

DAT : 4-22-04

BC Form 51-901F

YEAR END REPORT MARCH 31,2003

04 APR -9 AM 7:21

Incorporated as part of: Schedule "A"

ISSUER DETAILS:

ARIS
3-31-03

NAME OF ISSUER	**Medbroadcast Corporation**
ISSUER ADDRESS	**303 – 343 Railway Street, Vancouver, BC V6A 1A4**
ISSUER TELEPHONE NUMBER	**604-808-3075**
ISSUER FAX NUMBER	**604-267-7704**
CONTACT PERSON	**Jennie Choboter**
CONTACT'S POSITION	**Controller**
CONTACT'S TELEPHONE NUMBER	**604-832-1888**
CONTACT'S EMAIL ADDRESS	**jenchoboter@shaw.ca**

CERTIFICATE

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Leanne Bate	*"Leanne Bate"*	**August 29,2003**
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YMD)
Hagen Kennecke	*"Hagen Kennecke"*	**August 29, 2003**
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YMD)

Auditors' Report and Consolidated Financial Statements of

MEDBROADCAST CORPORATION

March 31, 2003 and 2002

(Expressed in Canadian dollars)

Auditors' Report

To the Shareholders of
Medbroadcast Corporation

We have audited the consolidated balance sheets of Medbroadcast Corporation as at March 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

(Signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
August 22, 2003

MEDBROADCAST CORPORATION
Consolidated Balance Sheets
As at March 31,
(Expressed in Canadian dollars)

		2003		2002
ASSETS				
CURRENT				
Cash	$	101,413	$	322,617
Accounts receivable		25,534		80,890
Investments (Note 3)		150		150
		127,097		403,657
UNEXPENDED ADVERTISING (Note 4)		457,334		483,709
LOAN TO SHAREHOLDER (Note 5)		-		100,000
FIXED ASSETS (Note 6)		180,000		428,263
	$	764,431	$	1,415,629
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$	125,283	$	180,895
Loan payable (Note 7)		200,000		200,000
		325,283		380,895
SHAREHOLDERS' EQUITY				
Share capital (Notes 8 and 13)		2,069,468		34,904,702
Deficit		(1,630,320)		(33,869,968)
		439,148		1,034,734
	$	764,431	$	1,415,629

GOING CONCERN (Note 1)
CONTINGENCY (Note 12)

APPROVED BY THE BOARD

(Signed) Leanne Bate
Leanne Bate, Director

(Signed) Hagan Kennecke
Hagan Kennecke, Director

See Accompanying Notes to the Consolidated Financial Statements

MEDBROADCAST CORPORATION
Consolidated Statements of Loss and Deficit
For the twelve months ended March 31,
(Expressed in Canadian dollars)

	2003	2002
REVENUE		
Website revenues	$ 261,134	$ 218,153
Interest and other income	11,082	32,207
	272,216	250,360
EXPENSES		
Accounting and audit	16,000	25,354
Advertising	26,375	2,425,109
Bad debts	1,773	70,164
Communication	37,345	17,884
Depreciation and amortization	122,979	441,835
Filing, transfer and other fees	10,069	20,944
Foreign exchange (gain) loss	(10,442)	18,694
Interest	44,306	37,803
Legal fees	36,435	124,494
Office and miscellaneous	107,784	340,746
Professional and consulting fees	271,935	356,236
Travel and accommodation	-	11,862
Wages and benefits	94,626	502,479
Web site hosting	7,220	80,709
	766,405	4,474,313
LOSS BEFORE THE FOLLOWING	(494,189)	(4,223,953)
WRITE-DOWN OF INVENTORY	-	(42,529)
GAIN ON DISPOSAL OF INVESTMENTS	-	155,411
WRITE-DOWN OF INVESTMENTS	-	(132)
WRITE-DOWN AND LOSS ON DISPOSAL OF FIXED ASSETS (Note 6)	(101,397)	(2,422)
NET LOSS FOR THE YEAR	(595,586)	(4,113,625)
DEFICIT AT BEGINNING OF YEAR	(33,869,968)	(29,756,343)
REDUCTION OF STATED CAPITAL (Note 8 (a))	32,835,234	-
DEFICIT AT END OF YEAR	$ (1,630,320)	$ (33,869,968)
Loss per share	$ (0.03)	$ (0.21)
Weighted average number of shares outstanding	21,167,230	19,764,470

See Accompanying Notes to the Consolidated Financial Statements

MEDBROADCAST CORPORATION
Consolidated Statements of Cash Flows
For the twelve months ended March 31,
(Expressed in Canadian dollars)

		2003		2002
OPERATING ACTIVITIES				
Net loss for the year	$	(595,586)	$	(4,113,625)
Items not involving the outlay of cash:				
Depreciation and amortization		122,979		441,835
Gain on disposal of investments		-		(155,411)
Write-down of investments		-		132
Write-down and loss on disposal of fixed assets (Note 6)		101,397		-
Write-down of inventory		-		42,529
Non-cash usage of advertising credits		26,375		2,402,543
Interest accrued on shareholder loan		-		19,665
Change in non-cash working capital items:				
Accounts receivable		55,356		51,025
Inventory		-		4,760
Other assets		-		10,000
Prepaid expenses		-		93,828
Accounts payable and accrued liabilities		(56,280)		(23,716)
		(345,759)		(1,226,435)
FINANCING ACTIVITIES				
Proceeds from loan		-		1,800,000
Repayment of loans		-		(1,600,000)
Net proceeds from issuance of shares		-		441,981
		-		641,981
INVESTING ACTIVITIES				
Repayment of shareholder loan		100,000		-
Proceeds on sale of fixed assets		24,555		20,424
Proceeds on sale of investments		-		437,604
		124,555		458,028
DECREASE IN CASH DURING THE YEAR		(221,204)		(126,426)
CASH AT BEGINNING OF YEAR		322,617		449,043
CASH AT END OF YEAR	$	101,413	$	322,617
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:				
Interest paid	$	24,306	$	29,803
Income taxes paid	$	-	$	-
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY				
Shares surrendered in exchange for loan to shareholder	$	-	$	165,270

See Accompanying Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

1. GOING CONCERN

The Company was incorporated under the Company Act of British Columbia on February 15, 1988 and commenced operations on November 1, 1989.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has incurred losses from inception of $34,465,554, and as at March 31, 2003, has a working capital deficiency of $198,186. These factors create doubt as to the Company's ability to continue as a going concern. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and, ultimately, the attainment of profitable operations. The inability of the Company to secure additional financing may require the Company to significantly reduce its operations or dispose of its assets.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary to the carrying values of assets, including that of its unexpended advertising at March 31, 2003 of $457,334 (Note 4), and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

(a) *Nature of operations*

The Company is primarily a provider of consumer oriented multimedia health and medical information on the Internet, mainly via the internet site "medbroadcast.com". The Company presently operates in one industry segment and all of its assets are located in Canada.

(b) *Principles of consolidation*

These consolidated financial statements include the accounts of the Company, its wholly-owned United States subsidiaries, Allcorp Management Inc. and Prime Explorations (Nevada) Inc., and its wholly-owned Canadian subsidiaries, cyberActive Technology Ltd., Lost Lake Exploration Camp Ltd., Encore Ventures Ltd. and 691675 Alberta Ltd. All significant intercompany balances and transactions have been eliminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Investments

Investments are carried at cost. Where in management's opinion there has been a loss in value that is other than a temporary decline, the carrying value is reduced to their estimated realizable value.

(d) Foreign currency translation

United States dollar monetary assets and liabilities are translated into Canadian dollars at the year-end exchange rates. Exchange gains or losses are included in operations in the current period. Income and expense items are translated at the rate of exchange in effect on the date of the transaction.

(e) Fixed assets

Depreciation is provided annually as follows:

Web site computer software	30% declining balance
Website computer hardware	30% declining balance
Furniture and fixtures	20% declining balance
Leasehold improvements	8 year straight-line
Office equipment	20% declining balance

The Company periodically evaluates the recoverability of its capital assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when estimated future cash flows resulting from the use of an asset and its eventual disposition are less than its carrying amount. An impairment loss is recognized by which the carrying amount exceeds its fair value (Note 6).

(f) Financial instruments

The financial instruments of the Company include cash, accounts receivable, investments, accounts payable and accrued liabilities.

(g) Stock option plans

The Company provides options to buy shares of the Company to directors, officers, employees and service providers allowing them the opportunity to participate in the progress of the Company. Such options are granted by the board of directors with exercise periods of up to five years at prices determined according to the policies of the Canadian Venture Exchange.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Stock option plans (continued)

As of April 1, 2002, the Company adopted the standard in Section 3870, *"Stock-based Compensation and Other Stock-based Payments"*, of the Canadian Institute of Chartered Accountants Handbook to be applied prospectively. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. For stock options granted to employees since April 1, 2002, the Company has adopted the disclosure-only provisions of the new standard whereby pro forma net loss and pro forma loss per share would be disclosed in a note to the financial statements, as if the fair value based method of accounting had been used. No stock options were granted in fiscal 2003 and, as a result, no amount of stock-based compensation has been recorded in these financial statements and no pro forma information is required to be disclosed.

(h) Revenue recognition

Web site revenues include fees derived from the sale of advertising space on the Company's internet site and technical support fees and are recognized as revenue when the service is provided.

(i) Income taxes

Future income tax assets and liabilities are computed based on the difference between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax balances using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(Expressed in Canadian dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are used for but not limited to: accounting for doubtful accounts, the recoverability of long-lived assets, including unexpended advertising and fixed assets, amortization, taxes and contingencies. Actual results could differ from those estimates.

3. INVESTMENTS

Investments consist primarily of shares of public companies accounted for by the cost method and have a quoted market value at March 31, 2003 of $9,000 (March 31, 2002 - $40,163).

4. UNEXPENDED ADVERTISING

During the year ended March 31, 2002, pursuant to an agreement with CanWest Global Communications Corp. ("Global") disclosed in Note 8 (b), Global agreed to provide the Company with advertising credits totaling $1,000,000 over two years in addition to $530,000 unused advertising credits remaining under a prior agreement at the effective date of the letter of agreement. The credits are to be used on Global media properties. During the year ended March 31, 2001, as stated in Note 8 (c), the Company received proceeds of approximately $5,000,000 to be spent on advertising on the Global media properties. At March 31, 2003, $1,000,000 was unexpended under the terms of the new agreement and $457,334 (2002 - $483,709) was unexpended under the prior agreement.

The advertising credits under the prior agreement and new agreement are available to be used against future advertising expenses of the Company.

During 2003, management curtailed the use of its advertising credits as part of its plan to find the best use for these credits to maximize their benefit to the Company. At March 31, 2003, in the opinion of management, the carrying value of its unexpended advertising of $457,334 is recoverable either through future use or a third party.

(Expressed in Canadian dollars)

5. LOAN TO SHAREHOLDER

The loan to shareholder of $100,000 outstanding at March 31, 2002 was due on July 13, 2003, non-interest bearing until July 13, 2003 and thereafter at prime plus 2% and was unsecured. During 2003, the amount was paid in full.

6. FIXED ASSETS

	2003			2002
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Web site computer software	$ 237,845	$ 151,448	$ 86,397	$ 188,390
Web site computer hardware	257,681	164,078	93,603	185,888
Furniture and fixtures	-	-	-	23,633
Office equipment	-	-	-	30,352
	$ 495,526	$ 315,526	$ 180,000	$ 428,263

During 2003, the Company undertook a review of the carrying values of its fixed assets in reference to undiscounted cash flows and determined that an impairment existed. As a result a write-down of approximately $64,000 to $180,000, its estimated fair value, was recorded.

7. LOAN PAYABLE

The loan payable to a shareholder of the Company is due on demand, bears interest at 12% per annum and is secured by a general security agreement.

(Expressed in Canadian dollars)

8. SHARE CAPITAL

Authorized
Unlimited common shares without par value
300,000 preference shares without par value

(a) Changes in issued common share capital during the years ended March 31 were as follows:

	Number of shares	Amount
Balance at April 1, 2001	18,593,130	$ 34,627,990
Shares issued pursuant to private placements, net of issue costs	3,125,000	441,981
Surrendered	(550,900)	(165,270)
Balance at March 31, 2002	21,167,230	34,904,701
Reduction in stated capital	-	(32,835,234)
Balance at March 31, 2003	21,167,230	$ 2,069,467

During the year ended March 31, 2003, the shareholders of the Company approved a reduction in share capital of $32,835,234. As a result, the Company has recorded a decrease in share capital and deficit by the same amount.

(b) During the year ended March 31, 2002, the Company issued 3,125,000 units for proceeds of $441,981 (net of issue costs of $58,019). Pursuant to a letter agreement dated August 31, 2001 with CanWest Global Communications Corp. ("Global") and Peter Allard, Global and Allard each invested $250,000 for 3,125,000 units of the Company. Each unit consists of one common share at $0.16 and a two-year warrant to purchase an additional share at $0.19 per share. Additionally, Global provided the Company with advertising credits totaling $1,000,000 over two years to be used on Global media properties in addition to the $530,000 unused credits remaining under a prior agreement (See Note 4).

During the year ended March 31, 2002, 550,900 common shares of the Company were surrendered by a shareholder and subsequently cancelled, in exchange for settlement of the loan to shareholder (Note 5).

(Expressed in Canadian dollars)

8. SHARE CAPITAL (Continued)

(c) Transactions concerning stock options and share purchase warrants are summarized as follows:

	Incentive Stock Option Plan		Share Purchase Warrants		Total
	Shares	Price	Shares	Price	Shares
Outstanding, March 31, 2001	1,637,000	$0.30-$2.66	4,333,327	$0.65-$4.00	5,970,327
Granted	-	-	2,631,579	$0.19	2,631,579
Cancelled	(1,207,000)	$0.30-$2.66	(4,333,327)	$3.50-$4.00	(5,540,327)
Outstanding, March 31, 2002	430,000	$0.30	2,631,579	$0.19	3,061,579
Cancelled	(430,000)	$0.30	-	-	(430,000)
Outstanding, March 31, 2003	-	-	2,631,579	$0.19	2,631,579

9. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2003	2002
Statutory tax rate	40%	44%
Recovery of income taxes computed at standard rates	$ 238,234	$ 1,780,827
Tax losses not recognized in the period that the benefit arose	(238,234)	(1,766,148)
Other	-	(14,679)
	$ -	$ -

The approximate tax effect of each type of temporary difference that gives rise to the Company's deferred tax assets is as follows:

	2003	2002
Capital assets	$ 551,961	$ 331,900
Investments	15,400	18,314
Operating losses carry-forward	10,969,000	9,396,000
	11,536,361	9,746,214
Less: Valuation allowance	(11,536,361)	(9,746,214)
	$ -	$ -

(Expressed in Canadian dollars)

9. INCOME TAXES (Continued)

The Company has approximately $29.6 million of non-capital losses available to be carried forward for tax purposes that reduce future Canadian income taxes and which expire between 2004 and 2010.

10. RELATED PARTY TRANSACTIONS

During the year ended March 31, 2003, the Company:

(a) paid consulting fees of $73,224 (2002 - $68,300) to a director of the Company; and

(b) paid consulting fees of $9,970 (2002 - $39,500) to a former director of the Company.

(c) incurred interest and fees of $44,306 (2002 - $37,803) to a shareholder of the Company.

11. FINANCIAL INSTRUMENTS

The fair values of the Company's cash, accounts receivable, accounts payable and accrued liabilities were estimated to approximate their carrying values due to the demand or short-term maturity of these instruments. The fair value of the investments is disclosed in Note 3.

12. ECONOMIC DEPENDENCE

During the year, the Company earned revenue of $243,167 (2002 - $187,971) from Canwest Global Communications Corp.

13. CONTINGENCIES

During the year ended March 31, 2003, the Company received notice of a Statement of Claim being filed for non-payment of certain services in the amount of $56,195 performed for a former affiliate. The Company believes this litigation is without merit and will not have an adverse impact on its results of operations or financial position of the Company.